UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

Commission File Number:  000-21669

NOTIFICATION OF LATE FILING

(Check One):

  [ ] Form 10-K

  [ ] Form 20-F

  [ ] Form 11-K

  [X] Form 10-Q

  [ ] Form N-SAR

  [ ] Form N-CSR

For Period Ended:  March 31, 2003

  Transition Report on Form 10-K

  Transition Report on Form 10-Q

  Transition Report on Form 20-F

  Transition Report on Form N-SAR

  Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of Registrant:  Digital Lightwave, Inc.

Former name if applicable:

Address of principal executive office (Street and number):  15550 Lightwave Drive

City, state and zip code:  Clearwater, Florida  33760

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule  12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Digital Lightwave, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, in the prescribed time period.  The Company has insufficient short-term resources for the payment of its current liabilities.  Various creditors have contacted the Company in order to demand payment for outstanding liabilities owed to them.  The Company is in discussions with such creditors and is seeking to restructure its outstanding liabilities.  In order to alleviate its working capital shortfall, the Company is attempting to raise additional debt and/or equity financing.  Optel LLC (“Optel”), an entity controlled by the Company’s principal stockholder and chairman of its board of directors, loaned the Company an additional $400,000 on May 14, 2003 (bringing its total outstanding loans to the Company to $2.86 million), and has provided the Company with a commitment letter for the provision of an $11.96 million (inclusive of the $2.86 million already extended by Optel) credit facility to be secured by substantially all of the Company’s assets. Optel would not receive any warrants or other equity consideration for making this facility available.  The closing of the facility is subject to the execution of definitive agreements, which will contain customary representations, warranties and covenants, in light of the financial condition of the Company.   The Company and Optel are currently negotiating the definitive agreement and the Company expects to close the facility in the near term. The Company has also engaged an investment banker to review strategic alternatives available to the Company.  The Company will use the time period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, to seek to consummate the financing facility with Optel and to pursue other restructuring and strategic alternatives. There can be no assurance that the Company will obtain the additional financing from Optel LLC or will obtain financing from any other source.  There can also be no assurance, that the Company’s creditors will agree to any restructuring of outstanding liabilities, or that any other strategic alternatives will be identified.  The inability to raise additional financing in the near term and/or restructure its debt would have a material adverse effect on the Company. Accordingly, the Form 10-Q could not be completed without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

James Green

(727)

442-6677

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 [X] Yes    [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [ ] Yes     [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIGITAL LIGHTWAVE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

May 15, 2003

By:

/s/ James Green

James Green

Chief Executive Officer

and President

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).